UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Mannatech, Incorporated
(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class of Securities)

563771 10 4
(CUSIP NUMBER)

Marlin Ray Robbins
1400 Deer Path
Flower Mound, Texas 75022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 563771 10 4	13D/A

1	NAME OF REPORTING PERSON Marlin Ray Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 590,000
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 590,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by Marlin Ray Robbins, relating to shares of common stock, $0.0001 par value (the “Common Stock”) of Mannatech, Incorporated, a Texas corporation (the “Issuer”), the principal executive offices of which are located at 600 South Royal Lane, Suite 200, Coppell, Texas 75019.  This Amendment modifies the original Schedule 13D filed on April 16, 2001.

Item 2.           Identity and Backround.

Item 2 of Schedule 13D is hereby amended and restated as follows:

(a) – (c)

Name:	Principal Occupation:	Employer:	Business Address:
Marlin Ray Robbins	Investment	Robbins Enterprises, Inc.	1400 Deer Path Flower Mound, Texas 75022

(d)           None.

(e)           None.

(f)           U.S.A.

Item 5.                      Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a)           As of July 29, 2011, there were 26,485,184 shares of Common Stock of the Issuer issued and outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2011.  Mr. Robbins beneficially owns an aggregate of 590,000 shares, or 2.2%, of the Common Stock of the Issuer outstanding as of July 29, 2011.

(b)           Mr. Robbins has sole power to vote and sole power to dispose of 590,000 shares of Common Stock of the Issuer.

(c)           In 2005, Mr. Robbins pledged 1,400,000 shares of Common Stock as collateral for a loan. The lender of the loan has since been placed under receivership as a result of an action filed by the Securities and Exchange Commission against the lender for allegedly fraudulently liquidating stock pledged by borrowers such as Mr. Robbins.  Neither the Issuer nor Mr. Robbins was informed during the course of the receivership whether the shares pledged by Mr. Robbins had been fraudulently sold by the lender.  However, given the positions asserted by the receiver in its 2011 claims objection, it appeared unlikely that the shares were still held by the lender or that Mr. Robbins would regain possession of the shares.  On August 22, 2011, the court in the receivership proceeding issued an order approving the receiver’s objections to Mr. Robbins’ claims, and as a result the Issuer deems the pledged shares to no longer be held by Mr. Robbins.  Mr. Robbins now owns 590,000 shares of Common Stock representing approximately 2.2% of the shares of Common Stock outstanding as of July 29, 2011.

(d)           Not Applicable.

(e)           As of August 22, 2011, Mr. Robbins ceased to be the beneficial owner of more than 5% of the Common Stock outstanding.

[Remainder of Page Intentionally Left Blank]

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:           August 29, 2011

/s/Marlin Ray Robbins
Marlin Ray Robbins